EXHIBIT 12.1

December 17, 2021

1300 East Pike Partners LLC

Solis Seattle LLC

2909 1st Avenue South

Seattle, WA 98134

Re:	Securities Qualified under Offering Statement on Form 1-A

Ladies and Gentlemen:

We have acted as counsel to you in connection with your filing of an Offering Statement on Form 1-A (as amended or supplemented, the “Offering Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the qualification of the offering by 1300 East Pike Partners LLC and Solis Seattle LLC, as co-issuers (the “Issuers”), of up to $6,495,000 in units of limited liability company interest (the “Units”) of 1300 East Pike Partners LLC.

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinion set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company.

The opinion set forth below is limited to the Delaware Limited Liability Company Act and the Delaware General Corporation Law.

Based on the foregoing, we are of the opinion that the Units have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of that certain Subscription Agreement, a form of which is included as Exhibit 4.1 to the Offering Statement, the Units will be validly issued, fully paid and non-assessable.

We hereby consent to the inclusion of this opinion as Exhibit 12.1 to the Offering Statement and to the references to our firm under the caption “Legal Matters” in the Offering Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ Winston & Strawn LLP
WINSTON & STRAWN LLP